Trayne S. Wheeler trayne.wheeler@klgates.com T +1 617 951 9068 F +1 617 261 3175

July 31, 2019

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549

Attention: Ms. Christina Fettig and Mr. Sonny Oh

Re:	John Hancock Funds II (the “Trust”) — File No. 333-232436
Registration Statement on Form N-14

Dear Ms. Fettig and Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on July 22, 2019 and July 23, 2019, from the staff of the Securities and Exchange Commission (“SEC”), with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of Mid Cap Stock Fund, a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of Small Cap Stock Fund, also a series of the Trust (the “Acquired Fund”) (the “Reorganization”). The Registration Statement was filed with the SEC on June 28, 2019, accession no. 0001133228-19-004241.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.

In response to the comments received from Mr. Oh on July 22nd, the Trust responds as follows:

1.        Comment — In the Shareholder Letter, in the first bullet point, it is stated that the proposed merger is expected to result in expected economies of scale and potentially lower expenses in the future. In the first sentence under this description, it states: “Following the Reorganization, the net expense ratios of each class of shares of the acquiring fund are estimated to be lower than the corresponding current expense ratios of your fund, both before and after current fee waivers.” The word “net” appears to be unnecessary to the meaning of the sentence.

Response — The Trust agrees and will delete the word “net” from this sentence.

K&L Gates LLP

State Street Financial Center   One Lincoln Street   Boston   MA 02111

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Page 2 July 31, 2019

2.        Comment — Under “Where to Get More Information,” additional information has been historically included under the caption indicating where a shareholder may obtain the documents incorporated by reference. Please consider including this additional information.

Response — The Trust respectfully notes that the caption is identical to prior versions of the additional information caption, except that it does not include the name of each of the Acquiring Fund and Acquired Fund. The Trust notes that the caption does indicate such documents are on file with the SEC and alternatively provides a toll free number at which to obtain such documents. The Trust respectfully declines to make changes in light of this comment.

3.        Comment — Under “Comparison of Investment Risks - Principal Risks Applicable to Both Funds,” the Staff notes that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely effect the Fund’s shareholders. See Dalia Blass, Keynote Address - ICI Securities Law Developments Conference, October 25, 2018, available at: https://www.sec.gov/news/speech/speech-blass-102518#.

Response — The Trust respectfully submits that the current order of the principal risks is in compliance with the requirements of Form N-1A, which does not require listing the principal risks of investing in a fund in any particular order. The Trust further notes that the alphabetical ordering convention of its “Principal risks” is consistent across the John Hancock fund complex. For these reasons, and in order to maintain consistency of disclosure complex-wide, the Trust respectfully declines to make this change.

4.        Comment — Under “Comparison of Investment Risks - Principal Risks Applicable to Both Funds,” “Privately held and newly public companies risk” is listed. Confirm the applicability of this risk for both the Acquired Fund and Acquiring Fund.

Response — The Trust confirms that the Acquiring Fund only is subject to this risk. Therefore, the Trust will clarify that this risk applies only to the Acquiring Fund.

5.        Comment — Under “Comparison of Expenses - The Funds’ Expenses,” please confirm whether the Funds’ contractual fee waivers are subject to recoupment and, if so, whether such recoupment may occur after the Reorganization has occurred.

Response — The Trust confirms that the contractual fee waivers for the Funds are not subject to recoupment, either before or after the Reorganization.

6.        Comment — Under “Comparison of Expenses - Examples,” confirm whether the contractual fee waivers are reflected for their expected duration in the expense examples chart.

Response — The Trust so confirms.

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7.        Comment — Under “Proposal to Approve an Agreement and Plan of Reorganization - Reasons for the Reorganization,” in the third paragraph, the Trust notes that the expense ratios are of the Acquiring Fund issued in the Reorganization are expected to be lower than those of the Acquired Fund - is this based upon the current Acquiring Fund expense ratios or the pro forma Acquiring Fund expense ratios?

Response — The Trust confirms that the Acquiring Fund expense ratios are lower than those of the Acquired Fund on both a current and pro forma basis.

8.        Comment — Under “Proposal to Approve an Agreement and Plan of Reorganization - Board Consideration of the Reorganization,” please disclose if the Board considered any adverse factors relating to the Reorganization. For example, did the Board consider the tax consequences to the Acquired Fund and expenses to be incurred by each Fund in connection with the Reorganization?

Response — The Trust respectfully notes that, based upon a review of a number of factors, including all of the eleven factors specifically described under the heading “Board Consideration of the Reorganization,” the Board of Trustees of the Trust concluded that the Reorganization was in the best interests of the Acquired Fund. Specifically, as noted in the second paragraph under the heading “Board Consideration of the Reorganization” the Board considered “the tax consequences of the Reorganization” and “any direct and indirect costs to be incurred by the Acquired and Acquiring Funds as a result of the Reorganization.” However, the Trust will add some additional detail to the disclosure by stating that the Board considered the tax impacts generally to the Acquired and Acquiring Funds’ respective shareholders.

9.        Comment — Under “Proposal to Approve an Agreement and Plan of Reorganization - Board Consideration of the Reorganization,” consider reformatting the list of Board considerations for legibility and readability.

Response — The Trust will make the requested change.

10.       Comment — Under “Proposal to Approve an Agreement and Plan of Reorganization - Board Consideration of the Reorganization,” confirm whether the performance table constituted part of the Board’s considerations or whether the table should be relocated to the “Funds’ Past Performance” section of the proxy statement.

Response — The Trust confirms that the performance included constituted part of the Board considerations and that the table is in the appropriate location in the proxy statement.

11.       Comment — Under “Proposal to Approve an Agreement and Plan of Reorganization - Board Consideration of the Reorganization,” in the third board consideration paragraph, confirm whether the pro forma net expenses discussion should also include a statement about gross expenses.

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Response — The Trust confirms that the pro forma gross and net expenses of the Acquiring Fund are lower than those of the Acquired Fund. The Trust will clarify this in the proxy statement disclosure.

12.        Comment — Under the “Funds’ Past Performance” section, the after-tax returns paragraph would more closely follow the format of Form N-1A, the performance presentation rules of which are incorporated into Form N-14, if it were to be moved to a preamble to the Average Annual Total Returns Table.

Response — The Trust will make the requested change.

13.        Comment — Under “Further Information on the Reorganization - Tax Consequences of the Reorganization,” please explain supplementally why the Reorganization will not qualify as a “reorganization” under Section 368 of the Code.

Response — The Trust has determined that the Reorganization will not qualify as a “reorganization” under Section 368 of the Code because one of the requirements for a tax-free “reorganization” is that the Acquiring Fund must acquire “substantially all” of the assets of the Acquired Fund. For these purposes, “substantially all” means at least 90% of the net assets and at least 70% of the gross assets of the Acquired Fund, measured as of the time the Reorganization was initially planned. The Acquired Fund has experienced significant shareholder redemptions that are connected with the planning of the Reorganization. As a result, the Acquired Fund assets being acquired by the Acquiring Fund will not satisfy the “substantially all” requirement.

14.        Comment — Under “Further Information on the Reorganization - Tax Consequences of the Reorganization,” please disclose the approximate brokerage commissions and capital gains that the Trust expects to incur as a result of sales of portfolio securities as a percentage of the Acquired Fund’s net assets (in basis points).

Response — The Trust has made the requested change.

15.        Comment — Under “Further Information on the Reorganization - Tax Consequences of the Reorganization,” please confirm supplementally that there are no pre-Reorganization losses realized by the Acquired Fund.

Response — The Trust is not aware of any pre-Reorganization losses.

16.        Comment — Under “Additional Terms of the Agreement and Plan of Reorganization - Expenses of the Reorganization,” please provide additional disclosure detailing what comprises the costs of the reorganization (e.g., repositioning costs, etc.).

Response — The Trust will make the requested change.

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17.        Comment — Under “Additional Terms of the Agreement and Plan of Reorganization - Expenses of the Reorganization,” in the second paragraph beginning “On a pro forma basis,” please delete or move that paragraph to the “Comparison of Expenses” section. Please also supplementally reconcile the statement regarding $0.02 per share savings and the savings reflected in the “Comparison of Expenses” tables.

Response — The Trust will make the requested change and will move the paragraph to the “Comparison of Expenses” section.

Supplementally, the Trust notes that the $0.02 per share savings stated refer only to those savings in operational expenses, such as audit expenses, reflected as economies of scale are realized in the Reorganization. The statement does not include the difference in management fee from the Acquired Fund to the Acquiring Fund, which represents the majority of pro forma expense savings as reflected in the “Comparison of Expenses” tables.

18.        Comment — Under “Additional Terms of the Agreement and Plan of Reorganization - Expenses of the Reorganization,” in the final paragraph, in the two sentences prior to the final sentence, it is stated that there will not be significant portfolio realignment and therefore the Acquired Fund is not anticipated to bear purchase or sale brokerage costs. Please reconcile this sentence with earlier statements regarding the Acquired Fund’s bearing of brokerage commissions in the Reorganization.

Response — The Trust will make the requested change and will delete the second and third to last sentences in the final paragraph of this section of the proxy statement.

19.        Comment — Under “Capitalization,” the data included is as of February 28, 2019, while the pro forma assets as stated in the Statement of Additional Information (“SAI”) are as of May 31, 2019. Please consider updating the information contained in the Capitalization table.

Response — The Trust notes that the Capitalization table is based upon each Fund’s most recent completed fiscal semi-annual period. This is the most recent practicable date for which the capitalization table information is available for each Fund. The Trust further notes that the Comparison of Expenses tables and other information contained in the proxy is based upon the same February 28, 2019 date. The Trust notes, however, that more recent performance information is available for each Fund, so performance information is presented as of a more recent May 31, 2019 date.

20.        Comment — Under “Information Concerning the Meeting - Solicitation of Proxies,” please disclose, if applicable, that a third-party solicitation firm has been retained to assist in soliciting proxies. If such a firm has been retained, please disclose the amount of fees being paid to the firm.

Response — The Trust notes that is will not retain a third-party proxy solicitation firm in connection with the Reorganization, therefore the comments are not applicable.

21.        Comment — Under “Ownership of the Shares of the Funds,” please disclose that the outstanding shareholders are “principal shareholders” and please confirm that the July 15, 2019 date is correct.

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Response — The Trust will make the requested change. The Trust confirms that July 15, 2019 is the correct date and is the record date for the shareholder meeting.

22.        Comment — Under “Experts,” please clarify whether the listed information incorporated by reference into the SAI should also be incorporated by reference into the prospectus.

Response — The Trust notes that as a technical matter the SAI also is incorporated by reference into the prospectus. However, for the sake of clarity, the Trust will also note that such information is incorporated by reference into the prospectus as well as the SAI.

23.        Comment — In the SAI, references are made to a Special Meeting of Shareholders to be held on August 23, 2019. Please reconcile this with the references to such meeting on August 9, 2019 in the prospectus.

Response — The Trust will make the requested change and will note in all places that the Special Meeting of Shareholders is expected to occur on August 9, 2019.

24.        Comment — In the Part C, for Exhibits 1.a.1., 2.a.1., 6.a. and 10.a.1., please confirm that all respective exhibits have been included and have been listed correctly or adjust the Part C as necessary.

Response — The Trust will review the specific exhibits and will make corrections as necessary.

* * *

In response to the comments received from Ms. Fettig on July 23rd, the Trust responds as follows:

1.          Comment — Under “Summary Comparisons of Acquired Fund to Acquiring Fund,” the net assets of each Fund are stated as of February 28, 2019. Please consider updating the statement of net assets or including a footnote to the disclosure to note recent changes in the asset levels of each Fund.

Response — The Trust will make the requested change.

2.          Comment — Under “Summary Comparisons of Acquired Fund to Acquiring Fund,” in the penultimate paragraph of that section, it is noted that the Acquired Fund may sell approximately 75% of its investments prior to the Reorganization to align the portfolios of the Acquired and Acquiring Funds. Please also disclose whether any sale is anticipated after the Reorganization. The anticipated brokerage expenses are stated. Please also state the brokerage expenses as a percentage of Acquired Fund net assets (in basis points). Further, please state whether there are any capital gains in dollar and per share amounts.

Response — The Trust notes that no further sales are anticipated after the Reorganization. The Trust will make the requested change and will disclose this. The Trust also will disclose the brokerage commissions in basis points and capital gains amounts in dollar and per share amounts.

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3.          Comment — Under “Comparison of Expenses - The Funds’ Expenses,” please confirm supplementally whether the Funds’ respective investment management fees are current in accordance with Item 3 of Form N-14.

Response — The Trust confirms that the investment management fees presented are current.

4.          Comment — Under “Comparison of Expenses - The Funds’ Expenses,” please confirm supplementally whether the Acquired Fund’s changes in net assets would materially affect the fees presented and, if so, please consider updating the tables.

Response — The Trust confirms that the change in the Acquired Fund’s net assets does not materially affect the fees presented.

5.          Comment — Under “Comparison of Expenses - The Funds’ Expenses,” please consider including a footnote to the fee table stating that the table does not include the expenses of the Reorganization and consider stating the dollar and percentage amounts of such expenses in the footnote.

Response — The Trust will make the requested disclosures.

6.          Comment — Under “Proposal to Approve an Agreement and Plan of Reorganization - Board Consideration of the Reorganization,” please consider elaborating on the factors that the Board considered. For example, did the Board consider the tax consequences to the Acquired Fund and expenses to be incurred by each Fund in connection with the Reorganization?

Response — The Trust refers you to its response to the Comment number 8 from Mr. Oh, discussed above.

7.          Comment — Under “Further Information on the Reorganization - Tax Consequences of the Reorganization,” it is stated that the Reorganization will not be tax-free. Consequently, please quantify and disclose the resulting capital gains to be realized from the sale of shares.

Response — The Trust will make the requested disclosures.

8.          Comment — Under “Additional Terms of the Agreement and Plan of Reorganization - Expenses of the Reorganization,” it is stated that the Acquired Fund will bear the costs of the Reorganization. Please disclose the rationale for the Acquired Fund bearing the entirety of the costs of the Reorganization.

Response — The Trust notes that the Acquired Fund has very few assets relative to the Acquiring Fund. The Acquiring Fund is substantial in asset size. The Acquired Fund has a higher management fee that the Acquiring Fund. The Acquired Fund will benefit from significant economies of scale and materially lower management fees, significantly reducing its overall operating expenses. The Acquiring Fund’s significant size also makes its long-term viability stronger than that of the Acquired Fund’s. Therefore, the Acquired Fund is expected to be the primary beneficiary in the Reorganization. The Trust will make the requested change and will disclose the rationale for the Acquired Fund bearing the expenses of the Reorganization.

* * *

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The Trust, on behalf of the Acquiring Fund, intends to file a definitive Registration Statement that will reflect the above responses to the staff’s comments. If you have any questions, please call me at (617) 951-9068.

Sincerely,

/s/ Trayne S. Wheeler
Trayne S. Wheeler

cc:	Thomas Dee, Assistant Secretary of the Trust